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                          November 24, 2021

       Thomas Meyer
       Chief Executive Offier
       Altamira Therapeutics Ltd.
       Clarendon House
       2 Church Street
       Hamilton HM 11
       Bermuda

                                                        Re: Altamira
Therapeutics Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed on November
16, 2021
                                                            File No. 333-261127

       Dear Mr. Meyer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jordan
Nimitz at 202-551-5831 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Alexander E. Dinur,
Esq.